

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Mr. Phillip C. Widman
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

> **Re: Terex Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 001-10702**

Dear Mr. Widman:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief